A3 ALTERNATIVE CREDIT FUND	FORESIDE FUND PARTNERS, LLC
235 West Galena Street	3 Canal Plaza
Milwaukee, WI 53212	Portland, ME 04101

September 9, 2019

VIA ELECTRONIC TRANSMISSION

Ms. Lisa Larkin

Senior Counsel

Office of Disclosure and Review

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	A3 Alternative Credit Fund, Files Nos.: 333-231938; 811-23347

Dear Ms. Larkin:

Pursuant to Rule 461 under the Securities Act of 1933, A3 Alternative Credit Fund (the "Registrant") and Foreside Fund Partners, LLC (A3 Credit Alternative Fund's principal underwriter/distributor), hereby request that the Commission accelerate the effective date of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement (the "Amendment"), which was filed on September 5, 2019, to September 9, 2019, or the earliest practicable date thereafter. Absent acceleration, the Amendment would not become effective. The undersigned is each aware of its obligations under the 1933 Act and that the SEC may no longer require a Tandy letter to be included in this correspondence. Nonetheless, the Registrant acknowledges the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Amendment was filed under the Securities Act for the purpose of responding to comments from the SEC staff with respect to registration of shares of the Registrant. If you have any questions concerning this request, please contact JoAnn M. Strasser at (614) 469-3265 or Andrew Davalla at (614) 469-3353.

A3 Alternative Credit Fund		Foreside Fund Partners, LLC

By:	/s/ Anthony Bosch	By:	/s/ Mark Fairbanks
Name:	Anthony Bosch	Name:	Mark Fairbanks
Title:	President	Title:	Vice President
Date:	September 6, 2019	Date:	September 6, 2019